SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7660	E-MAIL ADDRESS dfertig@stblaw.com

August 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief Mr. Dietrich King, Legal Branch Chief Ms. Lisa Kohl, Senior Attorney Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 4 to Registration Statement on Form F-1 File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith 20 courtesy copies of Amendment No. 4, which is marked to show changes made to Amendment No. 3 to the Registration Statement (“Amendment No. 3”) filed with the Commission on July 11, 2014 (the “July 11 Filing”).

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Anthony D. King    Celia C.L. Lam    Chris K.H. Lin    Jin Hyuk Park

Kathryn King Sudol    Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

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On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company currently contemplates, subject to the resolution of the Staff’s comments on the Registration Statement and market conditions, commencing its road show activities immediately after September 1, 2014 and completing the initial public offering in the third week of September 2014. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this contemplated offering timetable.

The Company has responded to all of the comments contained in both the letter dated July 11, 2014 (the “July 11 Comment Letter”) and the letter dated August 1, 2014 (the “August 1 Comment Letter”), each from the Staff by revising the July 11 Filing or providing explanations in response to the comments.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the July 11 Filing to include information and data reflecting new developments since the July 11 Filing as well as generally to update the Registration Statement. In particular, as discussed with the Staff by telephone, the Company has updated the disclosure to describe recent updates to the Company’s contractual arrangements with Small and Micro Financial Services Company and Alipay, both in Amendment No. 4 in particular on pages 105, 106 and 231 through 242 as well as under the section “Subsequent Events” in the F-pages. The Company is also providing supplemental information to the Staff regarding the restructuring of such contractual arrangements at the end of this letter following all responses to the July 11 and August 1 Comment Letters.

Set forth below are the Company’s responses to the Staff’s comments in the July 11 Comment Letter and the August 1 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 4 where the disclosure addressing a particular comment appears.

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SIMPSON THACHER & BARTLETT

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RESPONSES TO JULY 11 COMMENT LETTER:

General

1.	We note the disclosure on page 226 regarding the RMB6.5 billion loan arrangement with Simon Xie. We also note that a company controlled by Jack Ma will serve as a general partner of the PRC partnership that will receive indirectly the proceeds of such loan. Please provide us with a detailed analysis of the nature of the loan and the extent to which the provisions of Section 13(k) of the Exchange Act are applicable to the loan. Your analysis should address both Mr. Xie and Mr. Ma.

The Company refers the Staff to Exhibit 10.29 filed with Amendment No. 1 to the Registration Statement, which is the loan agreement (the “Loan Agreement”) between Zhejiang Tmall Technology Co., Ltd. (“Zhejiang Tmall”), the wholly owned subsidiary of the Company that is acting as lender and Simon Xie as borrower referenced in the Staff’s comment.

As detailed in the analysis set forth in this response, the proposed loan arrangement between Zhejiang Tmall and Simon Xie, the proceeds of which will be used to fund Mr. Xie’s proposed investment, as a limited partner, in Hangzhou Yunxi Investment Partnership Enterprise (L.P.) (“Yunxi Partnership”) and subsequent investment by Yunxi Partnership in Wasu Media Holding Co., Ltd. (“Wasu”), is being done in furtherance of the business interests of the Company, as extending the loan has facilitated the Company’s entering into a strategic alliance with Wasu. Alibaba (China) Co., Ltd. (“Alibaba (China)”), a wholly owned subsidiary of the Company, entered into a strategic cooperation agreement with a major shareholder of Wasu on April 8, 2014 as part of the Company’s efforts to expand digital entertainment content available to its customers. Given that the Loan Agreement was entered into in furtherance of the Company’s business interests and implementation of its digital entertainment strategy, the Company concluded that the proposed loan to Mr. Xie is not a “personal loan” as that term is used in Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly will be in compliance with Section 13(k) of the Exchange Act with regards to both Mr. Xie (even if he were a member of the Company’s senior management or an executive officer or an equivalent thereof) and Mr. Ma (even if such loan were “to or for” him as a director or executive officer of the Company).

In addition to the analysis that the proposed loan to Mr. Xie is not a “personal loan” under Section 13(k) of the Exchange Act, the Company further notes that Mr. Xie is neither a member of the Company’s “senior management” as defined in Instruction F of Form 20-F nor an “executive officer” (or an equivalent thereof) as the term is used in Section 13(k) of the Exchange Act, and accordingly, the proposed loan would not constitute a loan “to or for any director or executive officer (or equivalent thereof) of that issuer.” Mr. Xie is one of five vice presidents who work on the Company’s domestic China investment team, where he is involved in helping the Company identify and execute various investments in China. None of the five vice presidents are “senior management” or “executive officers.” Regarding Mr. Ma, his de minimis capital contribution to the general partnership of Yunxi Partnership has not been and will not be funded from the proceeds of the loan to Mr. Xie. Moreover, Mr. Ma’s economic interest in Yunxi Partnership is limited to the return of his capital contribution as was previously disclosed on page 103 of Amendment No. 3. Accordingly, Mr. Ma himself will derive no personal benefit from the loan to be extended to Mr. Xie, and the Company respectfully submits that, in the case of Mr. Ma, there would not be any loan “to or for any director or executive officer (or equivalent thereof) of that issuer.”

SIMPSON THACHER & BARTLETT

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Nature of the Loan Agreement

As described on pages 157 and 158 of Amendment No. 3, digital entertainment services are available on Taobao Marketplace and digital items are available for sale by Taobao Marketplace merchants. Moreover, as disclosed throughout the Registration Statement, including in the two strategies titled “Expand Categories and Offerings” and “Extend our Mobile Leadership” on pages 149 and 150 of Amendment No. 3, the Company is pursuing a strategy to expand digital content channels on its marketplaces.

Wasu is a prominent Chinese digital media broadcasting and distribution company whose shares are listed on the Shenzhen Stock Exchange. The Company believes that pursuing a strategic alliance with Wasu will help further its strategic goals by giving the Company and its ecosystem participants greater access to Wasu’s digital media broadcasting and distribution channels.

Due to regulatory restrictions on foreign ownership in the media broadcasting and distribution industry in China, the Company is unable to make an equity investment in Wasu. Accordingly, the Company proposed to enter into a strategic alliance with Wasu, and the Company has, as noted above, already entered into a strategic cooperation agreement with a major shareholder of Wasu as part of this strategy. Zhejiang Tmall’s granting of the loan to Mr. Xie facilitates the Company’s pursuit of its strategy of expanding digital content.

Mr. Xie will use the proceeds from the loan to fund his investment, as a limited partner, in the Yunxi Partnership and subsequently invest through Yunxi Partnership in Wasu. Yunxi Partnership’s proposed investment in Wasu is currently going through the regulatory approval process. The proposed loan will not be funded until the completion of that process.

Under the contemplated arrangement, following receipt of the relevant approvals and the funding of the loan, Mr. Xie will acquire a limited partnership interest in Yunxi Partnership representing 99.0055% of the economic interest in the partnership. Jack Ma and Simon Xie will hold 99% and 1%, respectively, of the interests in Hangzhou Yunhuang Investment Management Co., Ltd. (“Yunhuang”), one of the general partners of Yunxi Partnership. Yunhuang, as general partner, will hold 0.0002% of the economic interests in Yunxi Partnership. The proceeds of the loan will not be used to fund Mr. Ma’s or Mr. Xie’s capital contributions into Yunhuang. Yuzhu Shi, the founder, chairman and a principal shareholder of Giant Interactive, a China-based online game company that was previously listed on the Nasdaq Stock Market, is a second general partner and the executive partner of Yunxi Partnership and holds 0.9943% of the economic interests of Yunxi Partnership with contribution from his own funds. Mr. Ma, through his control of Yunhuang, and Mr. Shi, as the other general partner and executive partner (which is an administrative role similar to the legal representative of a company) of Yunxi Partnership, will jointly control the investment in Wasu.

SIMPSON THACHER & BARTLETT

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The proposed loan arrangement between Zhejiang Tmall and Simon Xie to fund the investment has helped the Company to complete the strategic cooperation agreement with a major shareholder of Wasu and to establish a strategic alliance with Wasu in a timely manner in a highly competitive industry.

The Company notes that, among other provisions, the Loan Agreement stipulates that:

•	Mr. Xie will pay Zhejiang Tmall interest on the full loan amount at an annual compounded rate of 8% (Section 4 of the Loan Agreement);

•	Mr. Xie will use any distribution he receives from the Yunxi Partnership to repay the loan proceeds to Zhejiang Tmall (Section 5.3 of the Loan Agreement).

•	Mr. Xie will procure for Zhejiang Tmall:

•	a pledge of Mr. Xie’s interests in Yunxi Partnership in favor of Zhejiang Tmall;

•	a pledge of all of the assets of Yunxi Partnership (i.e., including its shareholdings in Wasu) in favor of Zhejiang Tmall; and

•	a pledge of any other property of Mr. Xie as collateral for the loan or a guarantee by a third party in each case as agreed between Zhejiang Tmall and Mr. Xie. (Section 6 of the Loan Agreement)

Analysis of Exchange Act Section 13(k)

Section 13(k) of the Exchange Act makes it “unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002), directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.”

The purpose of the prohibition on such loans is to avoid the use of company assets for the benefit, not of the company, but of its officers or directors in their personal capacities. A “personal loan” is understood not to include any loan whose primary purpose, from the perspective of the issuer, is to advance the business of the issuer, rather than merely benefiting employees and directors of the issuer.1

[1]	See “Sarbanes-Oxley Act: Interpretive Issues Under §402 – Prohibitions of Certain Insider Loans”, a memorandum dated October 15, 2002 prepared by a group of 25 law firms, including Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP.

SIMPSON THACHER & BARTLETT

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The Company’s purpose in entering into the Loan Agreement was to facilitate Alibaba, through its affiliates, to enter into strategic business arrangements with Wasu as part of the Company’s digital entertainment strategy. The Company’s purpose in entering into the Loan Agreement was not to benefit Mr. Xie or Mr. Ma personally. The Company decided that the extension of a loan to Mr. Xie that would be used to fund an investment in Wasu was the best way to execute the Company’s strategy in this area under the current PRC regulatory environment.

The interest payment, guarantee and pledge provisions of the Loan Agreement reflect the intention of the Company to secure a benefit for the Company itself and not to provide a personal benefit to Mr. Xie. Other than the Loan Agreement, there are no other agreements or arrangements between Zhejiang Tmall, Mr. Xie, Mr. Ma, Yunhuang and Yunxi Partnership in respect of the proposed investment in Wasu. Moreover, the strategic cooperation agreement between a major shareholder of Wasu and Alibaba (China) further demonstrates that the proposed extension of credit to Mr. Xie was made in connection with the pursuit of the Company’s business goals.

Accordingly, the Company concluded, and respectfully advises the Staff that the loan to be granted under the Loan Agreement to Mr. Xie is not a “personal loan” that would be unlawful under Section 13(k) of the Exchange Act. Furthermore, as detailed in the response to the Staff’s comment 3 in the July 11 Letter, Mr. Xie is not a director or executive officer (or the functional equivalent) of the Company or its subsidiaries, and accordingly, the extension of credit would also not constitute a loan “to or for any director or executive officer (or equivalent thereof) of that issuer.”

With regard to Mr. Ma, as noted above, the proceeds of the loan will not be used to fund his de minimis equity interest in Yunhuang, one of the general partners of Yunxi Partnership. Moreover, as disclosed on page 101 of Amendment No. 3, Mr. Ma’s interest as a general partner is limited to the return of his contributed capital. Therefore, the proposed loan is not a loan “to or for” him. Furthermore, even assuming that the proposed loan were “to or for” Mr. Ma owing to his role as the controlling shareholder of the general partner of Yunxi Partnership, the Company again notes that the proposed loan is not a “personal loan” for the reasons stated above.

SIMPSON THACHER & BARTLETT

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Risk Factors, page 22

The equity holders, directors and executive officers, page 45

2.	Please address in this risk factor any potential material conflicts of interest between you and Simon Xie and expand this risk factor to discuss any potential material conflicts of interest resulting from the manner in which you plan to invest in Wasu Media Holdings Co., Ltd.

In response to the Staff’s comment, the Company has added the requested disclosure to the Registration Statement. The Company respectfully advises the Staff that, as explained in the Company’s response to comment 3 below, Simon Xie is not an executive officer or functional equivalent of an executive officer of the Company and does not have any fiduciary duty to the Company that would conflict with any duties he owes to Yunxi Partnership, although he does have obligations to the Company as an employee and the Company has highlighted those risks accordingly in the proposed revised disclosure. Jack Ma, through his control of Yunhuang which acts as one of the general partners of Yunxi Partnership, has joint control with Shi Yuzhu over the voting and decision making power of Yunxi, and is also the Company’s director, and the Company has revised the referenced disclosure to also address the potential conflicts of interest Mr. Ma may have as the Company’s director and as party that controls a general partner of Yunxi.

Our Executive Officers, page 212

3.	It appears that the disclosure required by Item 6.A of Form 20-F is applicable to Simon Xie. In this regard, we note your apparent dependence upon Mr. Xie based on his role as one of your founders and as a member of your management, as well as his equity interests in Alipay, your material VIEs, and the partnership through which you plan to invest in Wasu Media Holdings Co. Please provide the disclosure required by Item 6.A of Form 20-F and in doing so disclose Mr. Xie’s roles and responsibilities in your company and where Mr. Xie falls within your management structure.

Instruction F of Form 20-F defines the term “senior management” in relevant part as “members of its administrative, supervisory or management bodies, …. nominees to serve in any of the aforementioned positions, and … founders, if the company has been established for fewer than five years” and that “[t]he persons covered by the term “administrative, supervisory or management bodies” vary in different countries and, for purposes of complying with the disclosure standards, will be determined by the host country.”

The Exchange Act defines an “executive officer” as “the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the issuer. Executive officers of subsidiaries may be deemed executive officers of the issuer if they perform such policy making functions for the issuer.” This is the definition that is applicable with respect to the analysis of Section 13(k) of the Exchange Act.

SIMPSON THACHER & BARTLETT

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The Company respectfully advises the Staff that Simon Xie is not a member of the Company’s “senior management” with respect to Form 20-F nor, as detailed in the response to comment 1 above, an “executive officer” with regard to Section 13(k) of the Exchange Act for the reasons set forth below. Moreover, as set forth in this response, Mr. Xie is also not an employee “upon whose work the company is dependent” as such term is used in Item 6.A of Form 20-F.

As noted in the response to comment 1 above, Mr. Xie currently serves as a vice president on the Company’s domestic China investment team and is involved in projects related to the Company’s domestic China acquisition and investment activities. Mr. Xie is one of five vice presidents of the China investment team. None of the five vice presidents are “senior management” or “executive officers.” He is what the Company considers “middle level personnel.” As disclosed on page 208, there is a group of approximately 150 individuals who are senior employees who play management roles but are not executive officers. He is not a member of any administrative, supervisory or management body of the Company, nor is he a partner of the Alibaba Partnership. While he is one of the 18 founders of the Company (which was founded in 1999), Mr. Xie does not serve in any policy making function for the Company. Most of the Company’s founders are not executive officers. Mr. Xie is not in charge of any principal business unit, division or function or provide any policy making function. The senior officers responsible for the Company’s investments and digital entertainment strategy, respectively, are Joe Tsai, who is the Company’s executive vice-chairman, and Peng Jiang, who is the president of Alibaba Cloud Computing, YunOS and Digital Entertainment and deputy chief technology officer of the Company.

With regard to the language of Item 6.A of Form 20-F requiring disclosure of certain information concerning “employees such as scientists or designers upon whose work the company is dependent,” the Company respectfully submits that this requirement applies to employees whose specific skills or technical expertise make them indispensable to a company’s operations and where the loss of such an employee (who, by the nature of his skills and expertise, is not readily replaceable) would materially affect a company’s ability to engage in its core business. A plain reading of the language of Item 6.A, which refers to scientists and designers as the representative examples of such employees, as well as a review of past comment letters issued by the Staff in other transactions confirms this view. The functions Mr. Xie serves cited by the Staff, including his function as a minority VIE equity holder, are roles that could be filled by any trusted long-time employee, and these are not roles, such as those of a key scientist, engineer or designer, that involve a unique skillset or high level of training that render the Company “dependent” upon such employee. As one of five vice presidents involved in domestic China investments, his role is to identify and execute investments, but he cannot be called someone upon whom the Company is dependent.

SIMPSON THACHER & BARTLETT

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Concerning Mr. Xie’s equity interests in Small and Micro Financial Services Company, as detailed on page 227 of Amendment No. 3, Junhun and Junao, limited partnerships of which Jack Ma is the general partner, control that entity. Moreover, the Company has a 50-year commercial agreement that provides the Company with payment services on its platform on preferential terms, and the commercial agreement is renewable for additional 50-year terms at the Company’s discretion. Mr. Xie’s minority equity interest in Small and Micro Financial Services Company does not affect the Company’s ability to receive such services or render the Company dependent upon him for the receipt of such services.

Moreover, the Company notes that Mr. Xie’s role as a minority equity holder of the Company’s material VIEs is an administrative and legacy role. Through the control agreements, including the relevant proxy agreements, call option agreements and equity pledge agreements, the Company maintains the ability to direct Mr. Xie to vote at the Company’s direction and has the ability to replace him as an equity holder of these VIEs. Moreover, Mr. Xie serves as only a minority equity holder in these VIEs, with either 20% or 10% of the equity interests in the relevant entities. Accordingly, he does not control such entities even without taking into account the significant degree of control afforded the Company under the control agreements. The Company further notes that it does not believe that the Staff has historically deemed non-director, non-executive-officer employees who serve as VIE equity holders to be “employees such as scientists or designers upon whose work the company is dependent” and for whom disclosure under Item 6.A of Form 20-F would be warranted. This is true of many leading PRC companies with VIE structures, where the non-executive-officer equity holders are not disclosed using the standards of Item 6.A of Form 20-F. The Company refers the Staff to Appendix A of this letter where it has provided a list of numerous U.S.-listed China-based companies that employ a VIE structure where the minority VIE equity holder (and in some cases majority equity holder) who is a non-executive-officer (or functional equivalent) employee of such company is not disclosed as an employee upon whom such company is dependent where disclosure under Item 6.A of Form 20-F would be required.

With regard to Mr. Xie’s interests in the Yunxi Partnership, he is the limited partner and a minority holder of one of the general partners in the Yunxi Partnership, and does not control the Yunxi Partnership. Jack Ma will hold the controlling interest in the general partner that will have joint control over the Yunxi Partnership.

The Company respectfully maintains that this set of facts does not support a conclusion that the Company is dependent upon Mr. Xie.

The Company also notes that it has added further disclosure in the Registration Statement on pages 11, 80, 104 and 243 providing additional information regarding Mr. Xie’s roles and responsibilities in the Company to provide additional context and information to investors.

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SIMPSON THACHER & BARTLETT

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RESPONSES TO AUGUST 1 COMMENT LETTER:

Risk Factors, page 23

We do not control Alipay . . . ., page 28

1.	We note your response to comment 6 in our letter dated July 3, 2014 and the new risk factor on page 28. Revise the heading of this risk factor to reflect the potential conflicts of interest disclosed in this risk factor. Also disclose in more detail, in the risk factor, the possible conflicts of interest that may arise between Jack Ma’s role in exercising voting control over Alipay’s parent and his role as your Executive Chairman. In doing so, discuss the ability of Junhan, an entity over which you do not appear to have control, to issue share-based awards to your employees, certain expenses associated therewith which will be recognized by you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 29. With regards to the ability of Junhan to issue share-based awards to the Company’s employees, the Company supplementally notes that, following the completion of the Company’s initial public offering, any such awards granted by Junhan to the Company’s employees will be subject to the approval of the Company’s audit committee, and the audit committee has discretion to accept or reject the grant of such awards, and thus it will not be within Jack Ma’s purview to unilaterally have the Company accept such grants. The Company has revised the disclosure on page 242 to clarify this point.

Selected Operating Data, page 87

2.	We have read your response to comment 14 in our letter dated July 3, 2014 and your quantification on page 169 of GMV generated from traffic through the Juhuasuan marketplace. To indicate the relative size of Juhuasuan in a more prominent location within your filing, disclose the amount or percentage of fiscal year 2014 GMV related to Juhuasuan in footnote one to this tabular presentation of total GMV.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 22, 88, 120 and 158.

SIMPSON THACHER & BARTLETT

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Management’s Discussion and Analysis, page 89

Results of Operations, page 105

3.	We note the revisions to your filing in response to comment 17 in our letter dated July 3, 2014. Tell us in detail how your revisions address our prior comment that you should provide investors with management’s insight into the extent to which changes in both your online marketing services and commission revenue are attributable to changes in prices or changes in the volume of services sold. For example, tell us how your analysis of changes in total and mobile GMV with respect to online marketing services, or your statements regarding increased GMV contribution from Tmall fully explain the impact of changes in both the price or volume of the services sold. Do not limit your response to these examples. Additionally, explain the relationship between monetization rate, volume and price if its inclusion was intended to respond to our comment.

The Company respectfully advises the Staff that revenue generated from its marketplaces is highly correlated to the amount of GMV transacted as well as to the monetization rate. GMV is the value of confirmed orders of products and services on the Company’s marketplaces and is viewed by management as a measure of volume upon which its revenues are based. Monetization rate is a measure of price because it represents the extent of merchants’ spending on the Company’s services in relation to the amount of GMV they generate (or expect to generate) from such services. An increase in monetization rate is the equivalent to an increase in price in that it reflects that merchants are paying more as a percentage of GMV for the amount of GMV that is generated on our marketplaces. Likewise, the different monetization rates of mobile GMV versus overall GMV represent price differentials in what merchants pay for services on the Company’s marketplaces.

For that reason, the Company’s discussion of GMV, monetization rate, the different characteristics of the various marketplaces and the means by which transactions are conducted is an analysis of volume and price.

For instance, the Company’s analysis of online marketing services revenue growth and commentary regarding total GMV and mobile GMV on page 109 of the Registration Statement is intended to demonstrate changes in price. The Company currently monetizes mobile GMV at a lower rate than GMV transacted on desktop interfaces. Accordingly, the shift in GMV from desktop commerce towards mobile commerce is a comment on a price trend – i.e., how much merchants are spending to generate a given amount of GMV from mobile activity versus desktop activity.

The monetization achieved from sellers on Tmall is generally higher than that derived from merchants operating on Taobao Marketplace because merchants on Tmall pay both commissions and also purchase online marketing services. The discussion of the increased GMV contribution from Tmall, with the benefit of commission revenues as well as revenue from online marketing services, shows a positive pricing trend. Thus, to the extent the Company achieves a lower monetization rate on mobile GMV, it in effect is receiving a lower price for delivering its services for the generation of GMV on mobile devices, while the higher Tmall monetization rate is the equivalent of receiving a higher price for the GMV generated on that marketplace.

SIMPSON THACHER & BARTLETT

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As an additional example, the Company notes that its discussion on seasonality effects on page 121 is also an analysis of the effects of volume on the Company’s business. Unexpectedly long periods of warm weather could delay the purchase of heavier clothing items that have higher average selling prices, resulting in lower than expected GMV.

Accordingly, the Company believes that the referenced disclosures regarding changes in total GMV and mobile GMV and increased GMV contribution from Tmall as well as the disclosures regarding increases in total GMV on pages 107, 108, 112 and 113 of Amendment No. 3 in the July 11 Filing have appropriately analyzed the impact of changes in price and in volume of services sold.

The Company also notes that it has revised the disclosure on page 93 to further clarify the relationship between revenue, on the one hand, and GMV and monetization rate, on the other.

4.	Refer to the level at which revenue is budgeted and monitored as seen in the internal management reports that were previously provided to us. Tell us in detail how you determined that your narrative analysis of changes in revenue should not be further disaggregated, particularly as it relates to your China commerce retail business’s online marketing services. We remind you that one of the principal objectives of MD&A is to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.

The Company respectfully advises the Staff that it does not believe that further disaggregation of online marketing services revenue generated by its China commerce retail business will be meaningful to investors. A detailed analysis of the Company’s reasoning is set forth in the Company’s response to comment 6 of the August 1 Comment Letter below, which the Company requests that the Staff consider in connection with both comments 4 and 6.

The Company further advises the Staff that, consistent with many other U.S.-listed issuers, it has the ability to track data in a number of ways and at more granular levels of detail than just overall revenue, not all of which are necessarily material or show key trends under the specific facts and circumstances applicable to a particular issuer. Accordingly, notwithstanding the inclusion of certain revenue figures in its internal management reports, the Company believes that by providing online marketing services revenue along with the overall GMV and monetization metrics already disclosed, it is enabling investors to view the Company’s financial performance through the eyes of management.

China Commerce, page 107

5.	Separately disclose the amount of revenue that you generate from marketing services on your websites and the amount of revenue that you generate from marketing services through third-party affiliates.

The Company respectfully advises the Staff that as detailed in this response, the Company’s own marketing inventory and that of its third-party marketing affiliates are not separate “products” either from the Company’s own perspective or from the merchants’ perspective. Moreover, the Company does not, and is unable to, allocate traffic acquisition costs between the online marketing revenue from the Company’s own inventory and from the inventory of its third-party marketing affiliates. Accordingly, as explained in detail below, the Company does not believe that separate disclosure of the amount of revenue generated from the Company’s websites and through third-party marketing affiliates is a meaningful presentation or one that would show the Company’s results of operations through the eyes of management.

SIMPSON THACHER & BARTLETT

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The Company emphasizes that, for the Company’s merchants, online marketing services provided through third-party marketing affiliates constitute an integral and indistinguishable part of the Company’s overall online marketing services. Merchants do not enter into contracts directly with third-party marketing affiliates. In the event of any disputes, such as requests for refunds or complaints about the quality of the traffic, merchants only liaise with the Company, and not with the third-party marketing affiliates. No merchants on the Company’s marketplaces participate solely in the third-party marketing affiliate program. They either choose to purchase online marketing services on the Company’s marketplaces only or elect to also participate in the third-party marketing affiliate program through the Company’s proprietary systems. Moreover, merchants do not allocate their marketing budget between services on the Company’s websites and services on affiliate websites because they do not choose where the Company’s systems place their marketing materials. Rather, once a merchant bids for or purchases a service in the Company’s system, the online marketing service that is ultimately provided will be displayed on the Company’s websites, third-party websites or both as determined by a dynamic algorithm that takes into account a number of criteria focused on delivering more effective marketing for merchants. For the above reasons, the overall value created for merchants by the Company’s online marketing services cannot be divided between the traffic from the Company’s marketplaces and from the websites of third-party marketing affiliates. Merchants evaluate the entire return on their marketing expenditures as a whole.

Related to the fact that the Company does not treat the online marketing inventories separately, the Company does not, and is unable to, allocate traffic acquisition costs between revenues relating to the Company’s own online marketing inventory and that of its third-party marketing affiliates. In this regard, the Company notes that it acquires traffic from third-party websites not only to provide online marketing inventory to its merchants, but also to use that inventory to promote its own webpages and marketplaces unrelated to any storefront or activity of the merchants. Such diverted traffic also provides benefits to its merchants through their participation in different online marketing services on the Company’s marketplaces. The Company notes that this type of activity and manner of operations is entirely consistent with its operating philosophy of running the business as a whole: the Company views, and operates, the online marketing business as one single revenue stream, just as it operates its business as a single P&L as detailed in the Company’s prior response letters.

The Company supplementally advises the Staff that the revenue generated from online marketing services through third-party marketing affiliates is not material, having consistently represented approximately 6% of revenues in each of its three most recent fiscal years, as discussed in more detail in the Company’s response to comment 12 below. For the foregoing reasons, the Company respectfully submits that it is not necessary to separately disclose the amount of revenue generated from the Company’s websites and the amount of revenue generated through third-party marketing affiliates.

SIMPSON THACHER & BARTLETT

–  14  –

The Company has enhanced the disclosure on pages 109 and 113 regarding total traffic acquisition costs, but notes that such costs relate to overall traffic acquisition costs as a whole, and not against a specific revenue stream.

6.	Separately disclose the online marketing services revenue generated from your pay-for-performance, display marketing, Taobaoke program, and placement services.

The Company respectfully advises the Staff that, for the reasons set forth below, the Company does not believe that separate disclosure of the revenue generated from the Company’s various types of online marketing services will provide meaningful information to investors.

Both the Company and the merchants using its marketplaces view the Company’s online marketing services holistically and in an integrated way. Merchants purchase various online marketing services with the goal of generating sales and traffic. Thus, the Company believes that merchants determine their total online marketing spending budgets on their overall expected return on such expenditures, and that the particular mix of services selected by a given merchant in a given period does not provide meaningful information. In other words, the facts that the Company may offer a range of different online marketing services and that merchants could choose different services at any given time has no meaningful impact on the total spending by merchants on online marketing services, which is what ultimately drives the Company’s online marketing services revenue, because such spending is ultimately a function of the merchants’ expectations of their overall returns on marketing expenditures.

Accordingly, the Company aims to provide services that attract merchant spending on various online marketing services by trying to optimize the merchant’s overall return, rather than by managing the types of online marketing services that merchants use. For example, the Company’s monetization platform, Alimama, uses a dynamic algorithm to determine whether to display marketing materials in P4P or display marketing format in a way that tries to optimize the return on marketing expenditure for the merchant. For the same reason, management of the Company analyzes its financial results and trends on the basis of overall revenue generated from online marketing services, even if more granular metrics are available internally.

For the above reasons, the Company respectfully advises the Staff that it believes that trends in its results of operations are most clearly understood when described and analyzed in terms of a single revenue line. Moreover, the Company believes that disaggregating this revenue stream into more granular levels of services may actually be misleading and confusing in that investors may ascribe “trends” and correlations that do not exist or that are not meaningful. Specifically, as discussed above, the fact that merchants may tend to purchase a certain mix of services in one period is not, in the Company’s view, a material trend. Undue focus on such information may detract from the disclosure of the material trends impacting the Company’s business, namely the overall online marketing service spending by merchants as well as the trends relating to marketplace GMV and mobile versus desktop transaction trends.

SIMPSON THACHER & BARTLETT

–  15  –

For these reasons, the Company does not believe that separate disclosure of the revenue generated from the Company’s various types of online marketing services will provide meaningful information to investors.

International Commerce, page 108

7.	Separately disclose the amount of revenue generated from membership fees and online marketing services respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 115 to separately disclose the percentage of international commerce wholesale revenue generated from membership and value-added services, on the one hand, and online marketing services, on the other, on the Company’s international commerce wholesale marketplaces. The Company advises the Staff that, as disclosed on page 94, revenue generated on its international commerce retail marketplaces is primarily attributable to commissions.

Business, page 137

Marketing Services, page 174

8.	Revise your disclosure to include a more detailed description of your P4P marketing services and display marketing services as it relates to third party marketing affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on page 177.

9.	Revise your disclosure to clarify whether your online marketing services are available solely to your merchants or whether non-merchants also may utilize your marketing services. Address this for services provided on your websites and third party websites.

In response to the Staff’s comment, the Company has revised the disclosure on page 177.

Related Party Transactions, page 226

Agreements and Transactions Related to Small and Micro Financial . . ., page 227

10.	We note your response to comment 23 in our letter dated July 3, 2014. Disclose the anticipated timeframe in which Jack Ma’s direct and indirect economic interests in Small and Micro Financial Services Company will be reduced to the level disclosed on page 228.

In response to the Staff’s comment, the Company has added the requested disclosure on page 232.

SIMPSON THACHER & BARTLETT

–  16  –

Financial Statements, page F-1

2. Summary of Significant Accounting Policies, page F-13

(g) Revenue Recognition, page F-18

11.	We note your response to comment 37 in our letter dated July 3, 2014. Where you disclose revenue recognition policies applicable to revenue streams that are not yet material, clearly disclose that said revenue streams are not yet material.

In response to the Staff’s comment, the Company has revised the disclosure in Note 2(g) on pages F-18 and F-20 to disclose that these revenue streams are not material to the Company.

12.	For each of pay-for-performance, or P4P, and display marketing services, provide us with the amount of revenue attributable to third-party marketing affiliates and the related traffic acquisition costs for all periods presented.

The Company refers the Staff to its responses to comment 5 and 6 above. As previously discussed, online marketing services through third-party marketing affiliates constitute an integral and indistinguishable part of the Company’s overall online marketing services. The Company does not, and is unable to, allocate traffic acquisition costs between the online marketing revenue from the Company’s own inventory and from the inventory of its third-party marketing affiliates. Moreover, merchants’ total spending on online marketing services, which is what ultimately drives the Company’s online marketing service revenue, is a function of their expected returns on marketing expenditures and not affected by the types of services that merchants choose in any given time period. For these reasons, the Company respectfully advises the Staff that it does not believe that separately disclosing revenue attributable to third-party marketing affiliates for each of the Company’s various online marketing services will provide meaningful information to investors.

The Company further advises the Staff that revenue from P4P and display marketing services attributable to the Taobao Affiliate Network is not material, having represented 6.6%, 6.4% and 6.0% of the Company’s total revenue in fiscal year 2012, fiscal year 2013 and fiscal year 2014, respectively. The Company’s revenue growth has not depended on an increasing contribution of revenues generated from third-party marketing affiliates. During the same period, traffic acquisition costs were RMB1.0 billion, RMB1.6 billion and RMB2.1 billion, respectively.

SIMPSON THACHER & BARTLETT

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13.	We understand that merchants bid for keywords in P4P marketing services while merchants bid for display positions in display marketing. Explain further the differences between P4P marketing services and display marketing. In this regard:

•	Describe how the results of the online auction system and real-time bidding system are presented on a third-party marketing affiliate’s website.

In response to the Staff’s comment, the Company has provided below a representative example for each of the P4P and the display marketing services placed on the websites of third-party marketing affiliates; the means by which such materials are displayed is detailed in the response to the immediately following bullet point.

SIMPSON THACHER & BARTLETT

–  18  –

P4P Example

Display Marketing Example

The Company supplementally advises the Staff that “P4P” refers to marketing services where the Company gets paid if a user clicks on the marketing display (and is therefore “performance-based”). On the other hand, “display” marketing refers to CPM-based services where the Company gets paid based on the volume of impressions shown, not on clicks by visitors to the sites, and in that sense it is not “performance based.” Both P4P and display marketing services appear to website visitors as product photos. From the website visitor’s perspective, therefore, P4P and display marketing contents are indistinguishable.

SIMPSON THACHER & BARTLETT

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•	Help us better understand the overall nature and process for keyword searches on your third-party affiliate’s sites, including clarifying what portion of the search results are generated through the online auction system. In addition, tell us how the third-party sites interface with the online auction system to generate search results.

The Company advises the Staff that the way in which P4P marketing content appears on the Company’s own websites and on the websites of third-party marketing affiliates is based in each case on relevance matching of keywords bid upon by the merchants to the marketing content. In the case of their appearance on the Company’s own websites, the marketing content is matched to the keyword searches or clicks on category links by users, whereas on third-party marketing affiliates’ websites, the marketing content shows up through “contextual relevance” technology where the marketing content is matched to the textual content of the third-party website, as opposed to a key word searched by a user. In order for the relevant marketing to display, the third-party website interfaces with our online auction system or real-time bidding system through the Company’s java script embedded on such website, which sends a feedback signal to the Company’s systems that triggers the ranking process.

The Company further advises the Staff that the Company may also embed its search box in third-party websites. In that case, when a user types a keyword search into the Company’s embedded search box, the user is re-directed to a Taobao Marketplace landing page and the user will see online P4P and display marketing from the Company’s merchants.

•	Also provide us detailed examples of searches performed and explain any significant differences that might exist based on the nature of the third-party marketing affiliate.

The Company respectfully advises the Staff that, as indicated in the Company’s response in the immediately preceding bullet point above, marketing content are displayed on third-party affiliate websites through “contextual relevance” technology. When an Internet user is browsing or searching for results on an affiliate website, such as a portal page or a website providing sports news, the initial search results consist of relevant content provided by the third-party affiliate in response to the search or browsing activity, not marketing content. However, when the Internet user then clicks through to a specific result, the Company’s systems will place marketing material on the webpage, taking into account the user demographics and attributes as well as the content of the webpage. Whether the third-party marketing affiliate is a sports website or portal, the marketing material to be displayed is based on relevant content and, where known, user attributes and demographics. For example, a webpage about basketball may show a range of articles relating to the sport, and when the user clicks on a particular article or page, marketing related to basketball shoes or apparel may be displayed.

SIMPSON THACHER & BARTLETT

–  20  –

14.	Provide us with a more specific and comprehensive discussion regarding why you believe you are the primary obligor in these arrangements including what consideration you have given to the fact that your third-party marketing affiliates are ultimately responsible for providing advertising or display space. Also tell us how the fact that merchants are in charge of providing their own bidding information affects your conclusion.

The Company respectfully advises the Staff that the Company is not merely providing a matchmaking service but is responsible for fulfilling the end-to-end processes as illustrated in Appendix B to this response letter from contract execution, mapping, bidding, publishing, anti-click fraud mechanism to settlement. This indicates that the Company is responsible for the fulfillment of the online marketing services desired by the merchants. All sales transactions achieved by the merchants may only be executed through their storefronts on the Company’s marketplaces. In other words, the online marketing services through the Taobao Affiliate Network are only one part of the entire service process the Company provides to merchants who rely on the operations of the Company’s systems, processes and marketplaces. On the other hand, the role of the third-party marketing affiliates is limited to the diversion of the Internet traffic that originated from their websites to the Company’s marketplaces through its management of the contracted website inventory. Therefore, the Company believes that it is the primary obligor of the arrangements. The Company further advises the Staff that the Company does not believe, given the facts presented above, the fact that merchants are in charge of providing their own bidding information would affect the conclusion that the Company is the primary obligor to fulfill the services to its merchant on our marketplaces.

The Company would note again that revenue from P4P and display marketing services attributable to the Taobao Affiliate Network has been a relatively immaterial portion of the Company’s revenue, and has consistently represented approximately 6% of the Company’s revenue in each of the past three fiscal years. Thus, the Company’s revenue growth has not depended on an increasing contribution of revenue generated from third-party marketing affiliates.

15.	Provide us with more details regarding the terms of your fixed cost contracts, including how you have defined monetization in your statement in Appendix 1 that “a portion of website inventory is purchased at a fixed cost for a specified period of time regardless of whether monetization can be achieved.” Specifically, tell us if you are required to pay the agreed-upon costs regardless of whether a bidder for this inventory is found or if your reference to monetization refers to situations where an auction bid might be less than the fixed price amount you have agreed to pay to a third party affiliate for their space. Based upon your response, it appears that 39% of your contracts have fixed-fee arrangements, but it is unclear what percentage of these contracts requires you to pay the agreed-upon fee in full if no merchant or advertiser is identified. For such circumstances, quantify: (1) the significance of these arrangements for both your P4P and display marketing arrangements; and (2) the payments made when no merchant or advertiser was identified for each period presented.

SIMPSON THACHER & BARTLETT

–  21  –

The Company respectfully advises the Staff that the Company’s fixed cost arrangements with third-party marketing affiliates are “buyout” arrangements (e.g. RMB100,000 for the use of a banner space for one month). Under such arrangements, the agreed upon costs related to such third-party marketing affiliate are pre-determined and payable by the Company without regard to how or whether the contracted website inventory is used. It is then up to the Company to monetize such website inventory in ways that optimize the return on marketing expenditure for the merchants as well as the Company itself. Accordingly, the Company could suffer a loss if it fails adequately to monetize such website inventory.

The Company further advises the Staff that approximately 39% of the traffic acquisition costs incurred were attributable to fixed cost arrangements with third-party marketing affiliates. All of these contracts require the Company to pay the agreed upon fee in full even if no merchants or advertisers are ultimately identified.

16.	Clarify if you believe general inventory risk exists for the portion of website inventory that is not acquired under the same terms described in the previous comment and provide the basis for your conclusion.

The Company respectfully advises the Staff that, for the reasons described in the Company’s response to comment 15 above, the Company believes that general inventory risk exists for its fixed cost arrangements with third-party marketing affiliates. General inventory risk does not exist for fixed percentage arrangements with third-party marketing affiliates. However, for the reasons discussed in the Company’s response to comment 14 above and the Company’s response to comment 38 in the response letter accompanying the July 11 Filing, the Company believes that it is the primary obligor for such arrangements.

17.	Further explain why you believe you have pricing latitude given prices are determined by the results of the online auction or real-time bidding systems. Additionally, explain how the Company’s “pricing algorithm adjusts the final price that the merchant should pay.” You suggest in Appendix 1 that you have discretion in determining the price by making adjustments. Explain how pricing is determined including the impact of the auction or real-time bidding systems, provide us with examples of adjustments, and explain why such adjustments would be made.

The Company respectfully advises the Staff that, as outlined below, the Company has pricing latitude because it establishes the algorithm used to determine the final prices charged to merchants based on a number of criteria other than the bids placed by the merchants.

SIMPSON THACHER & BARTLETT

–  22  –

The table set forth below illustrates how merchants are ranked as well as the ultimate price a merchant would pay for a keyword bid. In particular, merchants are ranked based on a composite score, which is the product of the merchant’s bid price and quality score. The quality score is determined by the Company’s system based on the data accumulated regarding the merchant from the Company’s marketplaces including relevancy (related to the keyword search), price level of the product item, quality of the marketing materials and other merchant specific factors reflecting the credit rating of the merchant and reviews by consumers, among others. Since the quality score takes into account many other factors (but specifically not a merchant’s bid price), it acts as a balance to merchants who may bid high keyword prices but have poor quality ratings. The quality score helps to protect consumers and improves the general user experience of our marketplaces.

The Company’s merchant ranking system as well as the merchants’ quality scores are critical in determining the ultimate price paid by the merchants. The pricing formula for each bid is denoted by a formula as follows:

Final pricing = next rank bid price × next rank Quality score/own Quality score +0.01; the price is capped at the merchant’s original bid.

This formula is set up by the Company and applies to all bids by the merchants to determine the final prices charged to the merchants. A simple example with quantitative illustration is provided below:

Merchant	Rank	Composite Score	Keywords	Merchant’s bid price ( RMB)	Quality score	Final pricing (RMB)
A	1	21,292	Chocolate	5.80	3,671	5.63	Note 1
B	2	20,629	Chocolate	5.31	3,885	4.92
C	3	19,092	Chocolate	3.85	4,959	3.18
D	4	15,732	Chocolate	4.00	3,933	4.00	Note 2

Note 1:

Calculation for final pricing for Merchant A who ranked number 1 is 5.31 × 3,885 ÷ 3,671+0.01=5.63

Note 2:

In this example, because there is no next rank bid price and quality score, the system will default to the merchant’s bid as the final price. This is also an illustration where higher bid prices by merchants may not necessarily result in a higher rank. Rather, ranking is a blended result of bid price and quality score.

SIMPSON THACHER & BARTLETT

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18.	Provide us with a more specific and comprehensive discussion of your involvement in determining service specifications including how you work with third-party affiliates in determining items such as size and customization of items. Based on your discussion in Appendix 1, it appears your involvement in online auction systems may differ from real-time bidding systems. Explain the differences and specify how you are involved with service specifications with respect to P4P marketing services.

The Company respectfully advises the Staff that the size and customization of the product or service listings on a third-party marketing affiliate’s website are determined through negotiation between the Company and the third-party marketing affiliate. In particular, the Company negotiates such specifications based on its understanding of its merchant’s potential marketing needs. There are different types of marketing materials involved in online marketing services on mobile and desktop interfaces, such as text, picture and video links, and specifications, which include the position, size and nature of marketing materials on the affiliates’ websites. After finalization of such specifications, merchants have to comply with such standard specifications in order to participate in online marketing services through the Taobao Affiliate Network. In addition, after the third-party marketing affiliate registers through the Company’s systems, the Company periodically performs compliance assessment on the affiliates’ websites and the Internet traffic generated by these affiliates to safeguard the interest of the Company’s merchants. For example, the Company assesses whether the content of the affiliates’ websites contain any violence, pornography, fraudulent advertisement practices or other matters inconsistent with the standards the Company sets for its Taobao Affiliate Network. In addition, if an affiliate changes the technical specifications without the knowledge and consent of the Company, marketing materials of the Company’s merchants will not be published on the website of the affiliate. An affiliate’s failure to comply with the standards set by the Company could result in warnings, termination of service or no settlement. The Company works continuously with affiliates on the standard of service specifications to ensure that marketing services are conducted in a safe environment that the Company controls.

The Company respectfully advises the Staff that the Company’s involvement in online auction systems and real-time bidding system are substantially similar. However, within P4P marketing services, for example, items such as embedded search boxes installed on affiliate websites have less latitude for customization, which results in less negotiation between the Company and the third-party marketing affiliate on size and form of the space.

19.	Explain in significantly more detail why you do not believe your fees are fixed given that the amount you pay to your third-party affiliates is based on a fixed-dollar amount or fixed percentage. Reference ASC 605-45-45-17.

The Company respectfully advises the Staff that its fees earned from online marketing services are priced based on the Company’s online auction system as elaborated in the Company’s response to comment 17 above, and therefore the Company’s fees are not fixed since they vary depending on the results of the algorithm which determines the final bid price. In addition, these arrangements would not result in the Company’s fees being fixed because (i) it is in the Company’s sole discretion to determine the placement of different types of marketing materials on different affiliates’ websites to optimize the return on marketing expenditure of the respective parties, (ii) the Company is able to renegotiate the pricing terms with the third-party marketing affiliates as the contracts with them are short-term in nature; and (iii) the Company could simply divert the Internet users back to the Company’s marketplaces for monetization through different online marketing services. Any such decision by the Company could affect the monetization of such traffic and accordingly, the Company believes its fees earned in the business activity with third-party marketing affiliates are not fixed pursuant to ASC 605-45-45-17.

SIMPSON THACHER & BARTLETT

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8. Share-based Awards, page F-40

20.	We have the following additional comments regarding the non-compete provision under the Partner Capital Investment Plan:

•	Provide us with more specific details of the non-compete provision including how the provision defines immediate family members, investments in competitors, working for competitors, conferring a competitive act on competitors, acts that are serious or materially detrimental to your interests, and related entities.

The Company respectfully advises the Staff that an excerpt of the non-compete provisions and definitions, if any, of the above referenced terms from the Partner Capital Investment Plan documentation are set forth below:

Forfeiture of conversion right

(a) Upon the occurrence of a CPS Transfer Restriction Violation Event, or in the event that the original holder of a CPS (or a natural person who is (x) an employee of Alibaba Group and (y) the (direct or indirect) controlling shareholder or Immediate Family of such original holder), during the Non-Exchange Period, (i) directly or indirectly, establishes, incorporates, forms, enters into, invest in, or participates in the Business as an owner, partner, investor, principal or shareholder or other proprietor (other than through a purchase on the open market, solely as a passive investment, of not more than 1% of the issued share capital) of any Competitor; (ii) has become, is or becomes an officer, director, employee, consultant, adviser of, or otherwise, directly or indirectly, enter the employment of, continue any employment with or render any services to or for, any Competitor; (iii) knowingly performs or has performed any act that may confer a competitive benefit or advantage upon any Competitor; (iv) executes any agreements, gives any undertakings or adopts any other arrangements, which have restricted or impaired or will restrict or impair the ability of Alibaba Group, as the case may be, to engage in any of its businesses; (v) for the interests of Competitors, recruits, solicits, contacts, or employs (or attempt to recruit, solicit, contact or employ) any person employed by the Alibaba Group (as the case maybe) or induces any such employee to terminate his or her employment with Alibaba or any Subsidiary or Related Entity for the holder of CPS’s benefit or the benefit of any other person or entity; or (vi) engages in any activity that, in the good faith judgment of the Administrator, is seriously and materially detrimental to the interests of Alibaba or any Subsidiary or Related Entity (in each case as determined by the Administrator).

SIMPSON THACHER & BARTLETT

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“Business” means any Person, which carries on activities for profit, and shall be deemed to include any affiliate of such Person.

“Person” or “person” means any individual, sole proprietorship, partnership, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or governmental or regulatory authority or other entity of any kind or nature.

“Competitor” means any Business that is engaged in or is about to become engaged in any activity of any nature that competes with a significant business that is engaged in or is proposed to be engaged in by Alibaba, any Subsidiary or any Related Entity, as determined in good faith by the Administrator from time to time.

“Immediate Family” means the spouse, parents, siblings, children, son-in-law, daughter-in-law, and/or grandchildren of the holder of CPS.

“CPS” means a convertible preferred share of par value US$0.0001 in the capital of the Company, having the rights, privileges, preferences and restrictions set out in the Memorandum and Articles of Association of the Company.

Except pursuant to Article 2D above or unless the Administrator may in its sole discretion otherwise permit, no holder of CPS shall, or shall cause or permit any other person to, directly or indirectly, offer, sell, pledge, hypothecate or otherwise transfer or dispose of any CPS, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the CPS as converted by the holders of CPS (as the case may be) from time to time, to any third parties other than to Permitted Transferees. The transfer restrictions set forth in this Article 2H shall not be capable of being avoided by the holding of the CPS indirectly through a company, individual, or other entity that can itself be sold in order to indirectly dispose of any CPS free of such restrictions. In the event of any violation of this Article 2H by a holder of CPS (a “CPS Transfer Restriction Violation Event”), the conversion rights of the CPS held by such holder of CPS shall terminate and be permanently forfeited, unless the Administrator in its sole discretion determines otherwise.

•	Refer to ASC 718-20-55-91 and tell us: (1) whether the non-compete provisions can be legally enforced; (2) whether you intend to enforce the non-compete provisions; and (3) how the fair value of these awards compares to each individual’s expected future annual total compensation. Provide us with a specific analysis for each of the non-employees.

SIMPSON THACHER & BARTLETT

–  26  –

The Company respectfully advises the Staff that the non-compete provisions can be legally enforced under Cayman Islands law. However, the interpretation of certain of these non-compete provisions involve reasonable judgment and determination in good faith by the plan administrator, and could be subject to challenge in the Cayman Islands courts if applied too broadly. Under the Partner Capital Investment Plan, there have been no instances of breach of the non-compete provisions of which the Company is aware. However, the determination of whether such non-compete provisions are breached and whether the Company intends to enforce them will be evaluated on a case-by-case basis and may depend on the specific facts and circumstances surrounding each case as they arise. The Company notes that, as discussed in the Company’s response to comment 41 in its response letter accompanying the July 11 Filing, the non-compete provisions do not have any explicit or implicit service conditions that require the individuals to stay with the Company in order to benefit from this investment plan.

The Company further advises the Staff that, to the knowledge of the Company, the total fair value of the awards subscribed by each non-employee subscriber is equivalent to approximately 15%, 28%, 31%, 53% and 53% of the total compensation (excluding awards under the Partner Capital Investment Plan) received by each subscriber, respectively, during the year ended March 31, 2014. Such percentages are expected to be lower in relation to each individual’s expected future annual total compensation based on information provided to the Company by the respective employers.

•	Further explain why you believe the subscribers’ skills could be applied to other corporations without violating the non-compete provisions. We note you have a number of related entities and you have entered into agreements to acquire or have acquired interests in entities in multiple different industries.

The Company respectfully advises the Staff that the non-compete provisions do not restrict subscribers from working in a similar industry so long as the potential employer does not compete with a significant part of the Company’s business. In addition, the individuals who participated in the Partner Capital Investment Plan are very mobile and could work in other geographic areas that are not restricted by the non-compete provision. Moreover, the skills possessed by the relevant individuals who are senior officers are management skills that could be applied to various industries. Therefore, the Company believes that there are a large number of corporations for which these individuals could work without violating the non-compete provisions, such as the consumer goods, manufacturing, and education sectors.

•	If the non-compete provision does not define in more detail the actions to which it applies, tell us whether you have the unilateral ability at your sole discretion to determine the circumstances that constitute a violation and what recourse a subscriber would have to your determination.

SIMPSON THACHER & BARTLETT

–  27  –

The Company does not have the unilateral ability to determine the circumstances that constitute a violation because, such judgment should be exercised in good faith by the plan administrator and must be reasonable given the particular circumstances of each case. Subscribers may challenge the Company’s determination in the Cayman Island courts. In addition, there has been full disclosure of the non-compete provisions to the relevant individuals – in particular, all of the relevant individuals were given a copy of the relevant agreements that contained the non-compete provisions, and such non-compete provisions contained sufficient detail regarding the actions to which they apply. For these reasons, the Company believes that the non-compete provisions would not be perceived as in-substance service condition. The Company notes that, as discussed in the Company’s response to comment 41 accompanying its response letter in the July 11 Filing, the non-compete provisions are not intended to incentivize the individuals to stay with the Company.

21.	Tell us whether you are a legal party to the share-based award arrangement between your employees and Junhan, including whether you serve as a guarantor under the arrangement. Explain further how Junhan will have a sufficient amount of cash available to settle these awards. In this regard, tell us if Junhan has the ability to obtain cash from Alipay and whether any restrictions exist. Tell us how the fair value of Junhan’s interest in Small and Micro Financial Services Company compares to the current value of these awards and how you have considered future changes in the amounts given that Junhan’s interest in Small and Micro Financial Services Company will decrease and additional share appreciation rights issued by Junhan will be given to your employees. Also tell us how Junhan can raise debt as an investment holding company and what guarantees might be placed on any new debt. Finally, to the extent that Junhan will not have sufficient cash to settle these awards, tell us whether you intend to make up the difference.

The Company respectfully advises the Staff that the Company is not a contracting party to the share-based award arrangement granted by Junhan to the Company’s employees, nor did the Company render any guarantee or undertake any obligations under such arrangements. Furthermore, the Company has no intention of making up the difference in the event that Junhan does not have sufficient cash to settle these awards.

The Company further advises the Staff that, the Company has been informed by Junhan that Junhan will be able to raise cash commercially to fulfill its obligations to settle the share-based awards if and when they arise. As discussed in the Company’s response to comment 42 in its response letter accompanying the July 11 Filing, Junhan is expected to raise capital through disposal of equity interests in Small and Micro Financial Services Company held by Junhan or through bank loans by pledging such equity interests as collateral to any such lending banks. Any cash obligations for the settlement of these awards would not be larger than the value of the underlying equity interest as the economics of the awards are linked to the valuation of Small and Micro Financial Services Company. Moreover, such awards granted and planned to be granted by Junhan represent only a small portion of the total equity interests it holds in Small and Micro Financial Services Company, and the anticipated divestment by Junhan would not be lower than the level of its equity interest underlying such awards. In addition, based on the terms of the awards granted, the timing of the cash settlement of such awards or whether there is a liquidity program at all is in the sole discretion of Junhan. Consequently, the risk of a shortfall in Junhan’s liquidity and cash flow is considered low as it could reasonably be expected that Junhan would first finalize its financing plan before launching a cash settlement program for the grantees from time to time.

SIMPSON THACHER & BARTLETT

–  28  –

14. Investment in equity investees, page F-57

(b) Investment in UCWeb Inc. (“UCWeb”), page F-57

22.	We have the following comments regarding UCWeb:

•	You disclose on page F-57 that in May 2013, you completed a step acquisition of convertible preferred shares in UCWeb for US$506 million in cash. Provide us with the details of the previous steps.

The Company respectfully advises the Staff that prior to May 2013, the Company held approximately 15% of the equity interests, composed of various classes of preferred shares, in UCWeb on an as-converted basis, which the Company acquired in May 2009 and January 2011. In May 2013, the Company entered into a share purchase agreement with UCWeb and the existing shareholders of UCWeb, which increased its investment in convertible preferred shares of UCWeb to approximately 65% on an as-converted basis. Each of the individual investments and step acquisitions described above was accounted for under the cost method.

•	We note that in December 2013 you paid US$180 million to acquire an additional 1% interest in UCWeb. Tell us why the consideration paid for the additional 1% interest appears disproportional to the consideration paid for the original 65% interests. Clarify whether you received any rights or benefits in the second transaction beyond an additional 1% economic and voting interest.

The Company respectfully advises the Staff that in December 2013, the Company and other existing shareholders of UCWeb entered into an agreement with UCWeb under which the Company and the other shareholders of UCWeb subscribed for new convertible preferred shares at the same per-share price. Following the completion of this transaction, the Company’s equity interest in UCWeb on an as-converted basis increased because (i) some minority shareholders did not participate and subscribe for the convertible preferred shares of UCWeb in this financing round and (ii) UCWeb issued some new shares as consideration for a new acquisition which was completed by UCWeb shortly after the Company’s investment. Furthermore, the per-share consideration paid in December 2013 was higher than in May 2013 due to an increase in the equity valuation of UCWeb. Please refer to the table below for further details on the share movement before and after the investment in December 2013.

SIMPSON THACHER & BARTLETT

–  29  –

	Immediately before Dec 2013 investment		Dec 2013 investment and acquisitions		After Dec 2013 investment
	# of shares (million)	Fully diluted %	Consideration (US$ million)	# of shares (million)	# of shares (million)	Fully diluted %
Alibaba	87	64.891%	$180	15	102	66.496%
Founder management & employees	47	35.109%	$15	1	48	31.472%
Shares issued in M&A transactions of UCWeb	—	—	—	3	3	2.032%
Total	134	100.0%	$195	19	153	100.0%

•	Disclose, if material, the fair value of your cost-method investments as required by ASC 325 and ASC 825.

The Company respectfully advises the Staff that there were no identified events or changes in circumstances for the year ended March 31, 2014 that may have a significant adverse effect on the material cost investments. Accordingly, the Company believes that fair value disclosures for such investments are not required in accordance with ASC 325-20-50-1.

25. Subsequent events, page F-69

23.	Provide us with additional analysis of your significant influence over Youku Tudou as follows:

The Company advises the Staff that the Company’s analysis on whether the Company has significant influence over Youku Tudou included consideration of the criteria specified in ASC 323-10-15. The Company is able to exercise significant influence over Youku Tudou through its rights under the investor rights agreement with Youku Tudou and shareholders agreement with Youku Tudou’s controlling shareholder, 1Verge holdings Ltd. (the “Controlling Shareholder”) and its shareholders.

Pursuant to the investor rights agreement, the Company is entitled to designate one individual for appointment or election to the board of directors of Youku Tudou and to act as a non-voting observer to each committee of such board. The current board of directors of Youku Tudou is comprised of three directors (one of whom is designated by the Company) and five independent directors. The Controlling Shareholder cannot vote its shares in Youku Tudou to increase the size of the board of directors of Youku Tudou to more than nine seats or remove the director designated by the Company. No other minority shareholders of Youku Tudou currently possess the right to appoint or elect a director to Youku Tudou’s board of directors.

SIMPSON THACHER & BARTLETT

–  30  –

Furthermore, the investor rights agreement prohibits Youku Tudou from granting such director appointment rights to any other person prior to April 28, 2015 and permits Youku Tudou to grant such rights thereafter only to a person who holds at least a 7.5% stake in Youku Tudou. Such person may not appoint or elect more than one director if such person holds the same or smaller stake than the Company. Based on Youku Tudou’s Form 20-F for fiscal year 2014, dated April 16, 2014, as filed with the Commission, and Youku Tudou’s total number of issued and outstanding shares as disclosed in the investment agreement, the Company is currently the second largest shareholder of Youku Tudou and no other individual shareholders holds more than a 7% equity interest in Youku Tudou (other than the Controlling Shareholder).

The Company’s significant influence over Youku Tudou is also demonstrated by its rights of first offer with respect to certain transactions that would result in a change of control of Youku Tudou. Under the investment agreement, if Youku Tudou seeks to effect a change of control of Youku Tudou, the Company may offer to consummate such change of control transaction at an equal or higher per share price and on the same material terms and conditions as set forth in the notice of such proposed transaction delivered to the Company by Youku Tudou. Similarly, under the shareholders agreement, if the Controlling Shareholder desires to transfer its shares of Youku Tudou (or subject to certain exceptions, the shareholders of the Controlling Shareholder desires to transfer shares of the Controlling Shareholder) or otherwise to cause a change of control of Youku Tudou, the Company may offer to purchase such shares at an equal or higher per share price and on the same material terms and conditions as set forth in the notice of such proposed transaction delivered to the Company by the Controlling Shareholder or its shareholders. These rights were negotiated and granted to the Company with a view towards further collaboration and integration between the businesses of the Company and Youku Tudou. By limiting the risk that a third party, including another participant in Youku Tudou’s or the Company’s industry, would be able to acquire control of Youku Tudou, these rights of first offer foster opportunities for strategic cooperation and commercial arrangements between Youku Tudou and the Company. Moreover, these rights are unique to the Company, and Youku Tudou, the Controlling Shareholder and its shareholders have agreed not to grant to any other person any rights that would conflict with or impair these rights.

Due to the facts above, the Company believes that it has the ability to exert significant influence over the operating and financial policies of Youku Tudou. This conclusion has been reached without considering the commercial agreements between the Company and Youku Tudou as set forth in the Company’s response to the bullet point below.

•	You list various commercial agreements between you and Youku Tudou. Help us better understand the nature of these agreements and how these agreements, individually or collectively, help support your assertion of significant influence over Youku Tudou. Also tell us whether Youku Tudou has similar commercial agreements with other parties and, if so, the relative significance of your agreements to those with other parties.

SIMPSON THACHER & BARTLETT

–  31  –

The Company advises the Staff that Youku Tudou is one of the Company’s major marketing affiliates and generates revenue from users sourced from Youku Tudou. The other business cooperation agreements described in Company’s response to comment 44 in its response letter in the July 11 Filing are still being finalized. These cooperation initiatives were contemplated at the time of the Company’s investment in Youku Tudou. The Company’s investment in Youku Tudou is a prerequisite for many of these initiatives – that is, the Company and Youku Tudou agreed to first complete the Company’s investment and then to continue to negotiate the implementation details of these cooperation initiatives based on the strategic equity relationship. The Company made currently is continuing its strategic cooperation with Youku Tudou to support Youku Tudou in building an immersive cultural entertainment platform that integrates online and offline entertainment while accelerating the digital entertainment and video content strategy of the Company. Upon the finalization and implementation of these commercial agreements, the Company believes that it will have additional influence over the operating policies of Youku Tudou.

•	You state that you “are entering into” commercial agreements with Youku Tudou. For each agreement that you believe is significant in demonstrating your significant influence over Youku Tudou, tell us if and when the agreement was finalized and whether the commercial agreement was specified in or contemplated at the time of your equity purchase agreement.

The Company advises the Staff that the Company’s investment in and cooperation with Youku Tudou is expected to strengthen Youku Tudou’s online video platform and further differentiate Youku Tudou’s services and user experience from those of its competitors. As discussed, the business cooperation agreements described in the Company’s response in the bullet point above were contemplated at the time of the investment and the Company made its investment based in part on the expectation of entering into such agreements. As discussed above, such agreements were not considered in the Company’s determination that it has significant influence over Youku Tudou.

•	You believe that “a meaningful portion” of Youku Tudou’s revenue is generated through participation in your Taobaoke program as a third party marketing affiliate. Provide more quantified details regarding the significance of Youku Tudou’s revenue that is generated from the Taobaoke program.

The Company advises the Staff that approximately 5% of Youku Tudou’s revenue for the year ended December 31, 2013 was generated through participation in the Company’s Taobaoke program. The amount of such revenue is expected to increase in the future.

SIMPSON THACHER & BARTLETT

–  32  –

24.	Provide the disclosures required by ASC 805-10-50-4 related to business combinations after the reporting date but before the financial statements are issued for all material acquisitions or tell us why you do not believe these disclosures are required.

The Company respectfully advises the Staff that, as disclosed in Note 25 (subsequent events) to the Company’s consolidated financial statements on page F-72, there were two business combinations (OneTouch and UCWeb) that were completed subsequent to the reporting date (i.e., March 31, 2014) but before the Company’s consolidated financial statements were issued (i.e., June 16, 2014). In addition, there were two other business combinations (ChinaVision and AutoNavi) that were completed after the issuance of the Company’s consolidated financial statements. Because the purchase price allocations for the newly acquired companies were not completed at the time the Company’s consolidated financial statements were issued, the Company was not able to conclude the accounting for the above business combinations. Accordingly, no disclosures were made in accordance with ASC 805-10-50-4 and such fact has been added in note 25 on page F-72.

*        *        *         *        *

Recent Developments Concerning the Company’s Contractual Arrangements with Small and Micro Financial Services Company and Alipay

The Company is providing an update with regard to its correspondence filing of August 6, 2014 in which it provided draft disclosure concerning potential changes to the contracts governing its relationship with Small and Micro Financial Services Company. On August 12, 2014, the Company entered into a share and asset purchase agreement (the “2014 SAPA”) with Small and Micro Financial Services Company pursuant to which it restructured its relationship with Small and Micro Financial Services Company, and also entered into or amended certain ancillary agreements, including an amendment and restatement of the Alipay IPLA. The 2014 SAPA and the ancillary agreements that now govern the Company’s economic and commercial relationships with Small and Micro Financial Services Company and Alipay are disclosed on pages 231 to 242 and a discussion of the accounting implications has been added to page 106. The Company has also added a “Subsequent Event” note relating to such restructured relationship to the consolidated financial statements in connection with the transaction.

The Company also respectfully notes to the Staff that in connection with the 2014 SAPA Agreement, which revised its 2011 Framework Agreement and will result in the transfer of the substantial majority of its SME loan portfolio to Small and Micro Financial Services Company, the Company believes no formal pro-forma financial statements are required. A summary of that analysis is set forth below.

SIMPSON THACHER & BARTLETT

–  33  –

1.	Pro-Forma Discussion

Ratio Tests

In analyzing the terms of the 2014 SAPA and the requirements for pro-forma disclosure in the Registration Statement, the Company conducted the following ratio tests:

(In RMB millions)	Investment test (disposal consideration)	Total assets as of March 31, 2014		Net income before tax in the year ended March 31, 2014
SME loan and related businesses	3,223	9,355	*	307	*
Alibaba Group – consolidated	111,549	111,549		26,599
Significance level	2.9%	8.4%		1.2%

*	Amounts represent the Company’s share in the total assets and income of the disposed businesses

The results from the three tests are below the 10% significance level to trigger pro-forma disclosure requirements under Article 11 of Regulation S-X in connection with the disposal of businesses.

In addition, the Company considered the Article 11 requirement to provide pro-forma financial statement disclosure if such information is material to investors. In this regard, the Company has provided additional disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 106 with respect to the pro-forma impact of the 2014 SAPA and transactions contemplated thereunder on the Company’s fiscal 2014 results.

2.	Calculation of gain and accounting treatment

In order to calculate the impact of the revised arrangements under the 2014 SAPA and related agreements versus the arrangements under the 2011 Framework Agreement and related agreements, the Company engaged an independent appraisal firm to undertake an analysis of the accounting impact by comparing the fair values of expected future cash flows between the transactions contemplated under the 2011 Framework Agreement and transactions contemplated under the 2014 SAPA.

The analysis concluded that the fair value of the transactions contemplated under the 2014 SAPA exceed the fair value of the transactions contemplated under the 2011 Framework Agreement by approximately RMB1.3 billion. The major portion of the gain is attributable to the removal of the cap on the liquidity event payment, while the remaining portion of the gain is attributable to the new profit sharing arrangement. The amount of gain discussed above is accounted for as an increase to shareholder’s equity of the Company (i.e., has no current impact on the Company’s consolidated income statement) because Small and Micro Financial Services Company is controlled by Jack Ma, who is a director and major shareholder of the Company. Thus, the increase in value provided to the Company in this related party transaction is accounted for as an equity contribution by the shareholder. The gain will be amortized to the Company’s consolidated income statements over the expected term of the restructured arrangement, which is initially estimated to be five to eight years, and the future amortization expense will not have any impact on the Company’s adjusted consolidated net income.

SIMPSON THACHER & BARTLETT

–  34  –

In addition, as described above, the Company agreed to sell the SME loan business to Small and Micro Financial Services Company. The Company will receive a premium over the aggregate book value of the SME loan business, which the Company expects will result in a gain of approximately RMB300 million. The seven-year arrangement of annual fees based on 2.5% of average loan balance to be paid by Small and Micro Financial Services Company to the Company will be recognized as income to the Company when earned.

*        *        *         *        *

SIMPSON THACHER & BARTLETT

–  35  –

If you have any question regarding this letter or Amendment No. 4, please do not hesitate to contact me at +(852) 2514-7660 (work) or dfertig@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Leiming Chen at +(852) 2514-7630 (work) or lchen@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

Alibaba Group Holding Limited

William H. Hinman, Jr.

Leiming Chen

Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers

Appendix A to the letter to the SEC dated August 12, 2014

Examples of U.S.-listed China-based companies that use a VIE structure where the minority (or majority) VIE equity holder who is a non-director, non-executive officer employee is not disclosed as an employee on which such company is dependent pursuant to Item 6.A of Form 20-F:

SINA CORPORATION

(http://www.sec.gov/Archives/edgar/data/1094005/000110465914031915/a14- 3393_120f.htm#Item4_InformationOnTheCompany_033229),

Baidu, Inc.

(http://www.sec.gov/Archives/edgar/data/1329099/000119312514120068/d641077d20f.htm#rom641077_7),

Weibo Corporation

(http://www.sec.gov/Archives/edgar/data/1595761/000119312514147656/d652805d424b4.htm#rom652805_9),

YOUKU TUDOU

(http://www.sec.gov/Archives/edgar/data/1442596/000110465913033581/a13- 8872_120f.htm#Item4_InformationOnTheCompany_081128),

JD.com, Inc.

(http://www.sec.gov/Archives/edgar/data/ 1549802/000104746914005115/a2220275z424b4.htm#du17701_corporate_history_and_structure),

Xunlei Limited

(http://www.sec.gov/Archives/edgar/data/ 1510593/000104746914005826/a2220586z424b4.htm#di72101_corporate_history_and_structure),

58.com Inc.

(http://www.sec.gov/Archives/edgar/data/1525494/000114420414018728/v373074_424b4.htm#tMGMT),

Autohome Inc.

(http://www.sec.gov/Archives/edgar/data/1527636/000119312514123849/d649934d20f.htm#rom649934_10),

Cheetah Mobile Inc.

(http://www.sec.gov/Archives/edgar/data/1597835/000119312514189820/d655537d424b4.htm#rom655537_19),

Tuniu Corporation

(http://www.sec.gov/Archives/edgar/data/1597095/000119312514192573/d652797d424b4.htm#rom652797_10),

Jumei International Holding Limited

(http://www.sec.gov/Archives/edgar/data/1597680/000119312514202662/d650703d424b4.htm#rom650703_15),

Taomee Holdings Ltd.

(http://www.sec.gov/Archives/edgar/data/1529192/000119312512129712/d211818d424b4.htm),

Phoenix New Media Ltd.

(http://www.sec.gov/Archives/edgar/data/1509646/000104746911005024/a2204086z424b4.htm),

Jiayuan.com International Ltd.

(http://www.sec.gov/Archives/edgar/data/1511683/000104746911005003/a2204094z424b4.htm),

Renren Inc.

(http://www.sec.gov/Archives/edgar/data/1509223/000119312511128568/d424b4.htm),

SKY-MOBI Ltd.

(http://www.sec.gov/Archives/edgar/data/1500252/000095012310112702/h04425b4e424b4.htm),

Lentuo International Inc.

(http://www.sec.gov/Archives/edgar/data/1499673/000104746910010327/a2201379z424b4.htm),

Noah Holdings Ltd

(http://www.sec.gov/Archives/edgar/data/1499543/000119312510255509/d424b4.htm),

Xueda Education Group

(http://www.sec.gov/Archives/edgar/data/1499619/000104746910009085/a2200738z424b4.htm),

Mecox Lane Ltd

(http://www.sec.gov/Archives/edgar/data/1501775/000119312510236515/d424b4.htm#rom82173_11a),

ChinaCache International Holdings Ltd.

(http://www.sec.gov/Archives/edgar/data/ 1498576/000104746910008393/a2200349z424b4.htm#da76101_our_corporate_history_and_structure),

JinkoSolar Holding Co., Ltd.

(http://www.sec.gov/Archives/edgar/data/1481513/000119312510120053/d424b4.htm#rom28330_10),

Charm Communications Inc.

(http://www.sec.gov/Archives/edgar/data/1485487/000095012310044103/h03022b1e424b1.htm#111).

Appendix B to the Letter to the SEC dated August 12, 2014

The table below summarizes the key processes in carrying out online marketing services on the websites of the Company’s third-party marketing affiliates as well as illustrates the involvement of the Company and third-party affiliates in each process:

Process	Company	Third-party Affiliates
Contract execution with merchants	Merchants sign agreements with the Company. Merchants are permitted to use the Company’s online auction system or real-time bidding system and the Company provides online marketing services based on the specifications of the merchants on the Company’s marketplaces and affiliates’ websites.	Not involved.

Contract execution with third-party marketing affiliates	Marketing affiliates sign agreements with the Company to provide website inventory. The Company utilizes its proprietary technology to generate the java script with position identifier that will be embedded on the affiliates’ websites. The java script transfers information back to the Company’s system and the Company fulfills the merchants’ specification of online marketing services.	Third-party affiliates need to follow the Company’s instructions in placing the Company’s position identifier on their websites to track relevant information of the marketing materials.

Mapping

The Company’s systems receive Internet users’ information and browsing information from websites of third-party marketing affiliates and proceed with the mapping processes as follows:

•       map and filter for available marketing materials in the relevant size and form of the website inventory of affiliates’ websites;

•       map Internet users’ information to the Company’s Internet user attribute database for targeted publishing;

When Internet users browse the affiliates’ websites, Internet users’ information, such as page views and cookies, and browsing information, such as position identifiers or keywords searched (only for P4P), are transferred to the Company’s systems.

• map the result of Internet users’ attributes to the merchants’ service specifications; and • finalize the merchants eligible for bidding process, as described below.

Bidding	Based on the bidding algorithm, the Company’s systems rank the merchants’ bids.	Not involved.

Publishing	The Company’s systems deliver the selected bids to the websites of third-party marketing affiliates for publishing.	The websites of third-party marketing affiliates automatically publish the successful bids mapped and delivered by the Company.

Anti-click fraud mechanism	The Company performs its proprietary anti-click fraud mechanism using page view or click log from its database.	Not involved.

Settlement	The Company performs the settlement to third-party affiliates based on the result from its anti-click fraud mechanism and pricing algorithm.	Not involved . Third-party affiliates generally rely on the revenue share data provided by the Company.